Exhibit 5.1

November 3, 2008

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Aurios Inc.

Ladies and Gentlemen:

This firm is counsel for Aurios Inc., an Arizona corporation (the “Company”). As such, we are familiar with the Articles of Incorporation and Bylaws of the Company. We have also acted as counsel for the Company with respect to certain matters in connection with the preparation of the Registration Statement on Form S-1 registering up to an aggregate of 200,000 shares of the Company’s common stock, no par value (the “Shares”), of which 122,800 are shares of common stock issuable upon the conversion of outstanding Series A Convertible Preferred Stock into common stock, under the Securities Act of 1933, as amended. In addition, we have examined such documents and undertaken such further inquiry as we consider necessary for rendering the opinion hereinafter set forth below.

Based upon the foregoing, it is our opinion that:

1. The Company is a corporation validly existing and in good standing under the laws of the State of Arizona; and

2. With respect to 77,200 of the Shares, such shares are duly and validly issued, fully paid and nonassessable. With respect to the remaining 122,800 Shares, such shares, when issued, will be duly and validly issued, fully paid and nonassessable.

A member of our firm is a principal shareholder of the Company. We acknowledge that we are referred to under the heading “Interest of Named Experts and Counsel” of the prospectus which is part of the Registration Statement and we hereby consent to the use of our name in such Registration Statement. We further consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Very truly yours,

/s/ Quarles & Brady LLP
Quarles & Brady LLP